LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

RECEIVED
2007 JUL 16 P 1:

07025261

SUPPL

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

July 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of July 12, 2007

- **Legacy Hotels Agrees To Be Acquired By The Caisse De Dépôt et Placement du Québec, Westmont and Innvest REIT**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 7/17

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: Paula A. McMullan
Secretary

Enclosure

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO, ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

File No. 82-34729

RECEIVED

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS AGREES TO BE ACQUIRED BY THE CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC, WESTMONT AND INNVEST REIT

TORONTO, July 12, 2007 – Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN), Cadbridge Investors LP (a limited partnership formed by Cadim, a division of the Caisse de dépôt et placement du Québec, and Westmont Hospitality Group, "Cadbridge") and InnVest Real Estate Investment Trust ("InnVest") (TSX: INN.UN) today announced that they have entered into a support agreement (the "Support Agreement") pursuant to which LGY Acquisition LP (a limited partnership formed by Cadbridge and InnVest, the "Offeror") has agreed to offer $12.60 in cash per unit (the "Offer") to acquire all of Legacy's outstanding units (including units issued upon the exchange of outstanding exchangeable shares or the exercise of options prior to completion of the Offer). The all-cash transaction is valued at approximately $2.5 billion, including debt.

The purchase price under the Offer represents a 20% premium over Legacy's 30-day average trading price on the Toronto Stock Exchange (the "TSX") on February 28, 2007, the last trading day prior to Legacy announcing the formation of its Special Committee to explore strategic alternatives.

Following a thorough review of the Trust's strategic alternatives, and recommendation of the Special Committee, Legacy's Board of Trustees has unanimously approved the transaction and unanimously recommends that the Trust's unitholders tender their units to the Offer. Fairmont Hotels & Resorts Inc., Legacy's largest unitholder representing 20.4% of the outstanding voting rights, has entered into a lockup agreement with the Offeror to tender its entire ownership interest in Legacy to the Offer.

Under the terms of a post acquisition reorganization, Legacy's portfolio of assets will generally be allocated with Cadbridge owning the large Fairmont managed hotels and InnVest owning primarily Delta hotels.

"The proposed transaction reflects our commitment to deliver value to our unitholders," stated Neil J. Labatte, Legacy's President and Chief Executive Officer. "Over the ten years since our formation, we have assembled an unmatched portfolio of luxury and first-class hotels. We believe the price offered by the Offeror fairly reflects the underlying value of these assets. Cadim, Westmont and InnVest are well-respected investors with a strong track record in the lodging industry."

Fernand Perreault, Executive Vice-President, Real Estate of Caisse de dépôt et placement du Québec added, "This acquisition provides us with an important ownership platform in this industry,

combining talented people, well-known brands and an irreplaceable collection of hotel real estate. We look forward to working with management and the hotels."

Kenneth Gibson, President and Chief Executive Officer of InnVest, commented, "Legacy's portfolio consists of a diversified collection of well-branded hotel assets. We are thrilled to have the opportunity to purchase these quality assets and establishing InnVest as the largest hotel REIT in Canada."

The Support Agreement allows Legacy to pay its regular quarterly distribution for the quarter ended June 30, 2007, as previously announced on June 20, 2007, and for Legacy to continue to pay its quarterly distribution, prorated through the closing of the transaction.

The Trust may terminate the Support Agreement under certain circumstances upon payment to the Offeror of a break-up fee of $46 million.

A take-over bid circular, containing the terms and timing of the Offer, will be mailed to unitholders in the next few weeks, together with a Trustees' Circular that will provide further details concerning Legacy's strategic alternative review process. Once mailed, the take-over bid circular and the Trustees' Circular will be available on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com. The Offer will be subject to customary conditions, including the tender to the Offer of a sufficient number of units that will result in the Offeror owning at least 66⅔% of the outstanding units, obtaining required regulatory approvals and the absence of a material adverse effect. If a sufficient number of units to meet the minimum tender condition are tendered to the Offer, the Offeror has agreed to use all commercially reasonable efforts to acquire the remaining units through a subsequent acquisition transaction or compulsory acquisition.

Morgan Stanley and RBC Capital Markets acted as financial advisors to Legacy. Avington acted as financial advisor to Cadbridge and InnVest. Legacy's Board of Trustees has received an opinion from each of Morgan Stanley, RBC Capital Markets and BMO Capital Markets that the consideration under the Offer is fair from a financial point of view to the unitholders of Legacy.

This news release contains forward-looking information related to, but not limited to, Legacy operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 27, 2007, which can be found on the SEDAR website at www.sedar.com, for a list of the risks inherent in the activities of the Trust. All statements in this news release are qualified by such cautionary statements. These statements are made as of the date of this news release and except as required by applicable law, Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

About Legacy Hotels Real Estate Investment Trust
Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units trade on the Toronto Stock Exchange under the symbol LGY.UN.

About the Caisse de dépôt et placement du Québec and Cadim
The Caisse de dépôt et placement du Québec is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2006, it held CA$143.5 billion of net assets. One of the leading institutional fund managers in Canada, the Caisse invests in the main financial markets as well as in private equity and real estate. For more information: www.lacaisse.com.

Cadim, a division of the Caisse de dépôt et placement du Québec and a member of the Caisse's Real Estate Group, is a global real estate investment manager. Cadim invests in a diversified range of equity and financing products through a network of affiliates and prominent partners in the United States, Europe and Asia. Cadim is an opportunistic investor whose success relies on its capacity to close large-scale transactions and to take advantage of key leverage opportunities. As at December 31, 2006, total assets under management totalled $36.3 billion.

About Westmont Hospitality Group
Westmont is one of the largest private owners of hotels in the world, owning and/or managing over 400 hotels globally with operations in North America, Europe and Asia.

About InnVest Real Estate Investment Trust
InnVest Real Estate Investment Trust holds Canada's largest hotel portfolio together with an interest in Choice Hotels Canada Inc., the largest franchisor of hotels in Canada. The hotel portfolio currently comprises 135 hotel properties with over 15,000 guest rooms, operated under internationally recognized franchise brands. InnVest's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols INN.UN, INN.DB.A and INN.DB.B, respectively.

For futher information:

For Legacy:

Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

For Caisse de dépôt et placement du Québec:

Annie Vallières
Media Relations
Caisse de dépôt et placement du Québec
Tel: 514-847-5493
Email : avallieres@lacaisse.com

For InnVest REIT:

Kenny Gibson
President and Chief Executive Officer
Tel: 905-206-7100
Fax: 905-206-7114
Website: www.innvestreit.com

Tamara Lawson
Chief Financial Officer and Secretary
Tel: 905-206-7100
Fax: 905-206-7114
Website: www.innvestreit.com

END